UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    FORM 12b-25 - NOTIFICATION OF LATE FILING

                        Commission File Number: 000-26925
                             Cusip Number: 46114Q108

(check one)

  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR


For the period ended:  March 31, 2001
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  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

For the transition period ended:
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  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

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                         PART I - REGISTRANT INFORMATION
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Full name of Registrant:       InterWorld Corporation
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Former name if Applicable:
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Address of Principal Executive Office (Street and Number):   395 Hudson Street
                                                             6th Floor
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 City, State and Zip Code:   New York, NY 10014-3669
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
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                        PART II - RULE 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion
[X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

InterWorld Corporation ("InterWorld") is unable to timely file it's Quarterly
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Report on Form 10-Q for the period ended March 31, 2001 without unreasonable
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effort or expense due to the time commitment required by InterWorld to finalize
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estimates to complete on a significant contract.
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                           PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification:

          Steven L. Korby                     (212)              301-2522
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                (Name)                     (Area Code)      (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the first quarter, InterWorld will report total revenues of $8.0 million, a
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47% decrease from the $15.2 million in revenues for the same period in 2000.
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InterWorld will record a net loss for the first quarter of 2001 of $11.6
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million, or a loss of $0.42 per share compared with a net loss of $7.3 million,
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or a loss per share of $0.26 in the first quarter of 2000. First quarter license
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revenues were $1.2 million and services revenues were $6.8 million.
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

                             InterWorld Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      May 15, 2001
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By:       /s/ Steven L. Korby
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   Steven L. Korby
   Chief Financial Officer, Executive Vice President and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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